Exhibit (a)(49)

Genco Shipping & Trading Limited

Genco is pleased to announce that all three independent proxy advisory firms – ISS, Glass Lewis and Egan-Jones – recommend shareholders vote FOR ALL of Genco’s director nominees.

Genco’s Board is well positioned to deliver superior returns and value to shareholders in a strengthening drybulk market through the continued execution of its Comprehensive Value Strategy.

Genco’s Board urges shareholders to vote FOR ALL of Genco’s highly qualified and experienced directors and according to the Board’s other recommendations on the WHITE proxy card TODAY – and WITHHOLD on Diana’s nominees in line with the recommendations of all three independent proxy advisors.

Voting instructions and legal information can be found here: https://www.gencodrivessuperiorreturns.com/how-to-vote